SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMON STOCK

Not applicable.
CUSIP NUMBER

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

November 23, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Caibs International Inc., 20-3561445

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

United States

Number	(7)	Sole Voting Power
of Shares		100,000
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		100,000

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11): 100%

(14)	Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

51141, Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: Caibs International Inc.

(b)	Address: 590 Madison Avenue, 21st Floor
New York, New York 10022

(c)	Holding Company

(d)	None.

(e)	None.

(f)	Citizenship: United States corporation

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Caibs International Inc., received 100,000 shares of 51141, Inc. pursuant to a stock purchase agreement with Scott Raleigh for the payment of $36,000.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer based on a sale of all of the shares of common stock by the sole shareholder of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting person’s securities interest in the Issuer represent 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Purchase Agreement between Scott Raleigh and Caibs International Inc. dated November 23, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: November 23, 2005	CAIBS INTERNATIONAL INC.

	By:	/s/ Lord Dr. Masaaki Ikawa
Lord Dr. Masaaki Ikawa
President